UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June, 2007.

Commission File Number 000-51180

Poly-Pacific International Inc.
(Translation of registrant's name into English)

4287B Dawson Street, Burnaby, BC V5C 4B3 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes _____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

			Poly-Pacific International Inc.
			(Registrant)

Date	May 31, 2007	By	*/s/ Randy Hayward*
			(Signature)*

Randy Hayward,
President
Acting Chief Executive Officer
Acting Chief Financial Officer
(Name and Title)

*Print the name and title under the signature of the signing officer

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit List

Exhibit Number	Description
99.1	News Release dated June 20, 2007

NEWS RELEASE

June 20, 2007

Edmonton, Alberta

Poly-Pacific International Inc. (TSXV: "PMB-V" / OTCBB: "PLYPF", "PLYPF"; Berlin: "A0LGDN"; Frankfurt: "POZ") ("Poly-Pacific" or the "Company") is pleased to announce that it has purchased all of the issued and outstanding shares owned by the shareholders of Polyran Reclamation Inc. ("Poly Ran"). In consideration for the shares of Poly Ran, the Company has issued an aggregate of 7,999,996 of its common shares *pro rata* to the shareholders of Poly Ran. The acquisition of the Poly Ran shares was completed as an Expedited Acquisition under the policies of the TSX Venture Exchange and is subject to the Exchange's final approval.

Poly Ran owns a 30% interest in a nylon reclamation sites located near the City of Kingston in Ontario: the McAdoo site. Poly-Pacific owns the remaining 70% interest in the same site. The net result of the acquisition will be to consolidate the interests of the companies in the reclamation site and to effectively cancel out the Company's loan from Poly Ran in the sum of $600,000.

Poly-Pacific is a recycling company that manufactures and distributes MultiCut^{TM}, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings. Poly-Pacific is actively developing its business model to include the reclamation of industrial polymer fibre throughout North American landfill sites.

For further information please contact Randy Hayward, President and Chief Executive Officer of Poly-Pacific by telephone at (250) 755-7725 or by fax at (250) 755-7711(403) 291-9181.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.